Mr. David Lin
Ms. Erin Purnell

Office of Financial Services

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

October 31, 2018

Re: StartEngine Crowdfunding, Inc.

Amendment No. 1 to Offering Statement on

Form 1-A Filed August 29, 2018

File No. 024-10862

Dear Mr. Lin and Ms. Purnell:

Thank you for your comments of October 25, 2018 regarding the Amendment No. 1 to the Offering Statement of StartEngine Crowdfunding, Inc. (the “company”). We appreciate the opportunity to respond to your comments.

Amendment No. 1 to Offering Statement on Form 1-A
Summary, page 4

1.	Please include a brief description regarding your subsidiary, StartEngine Secure, to the extent that the operations of the subsidiary are material to your business.

We have added the description in accordance with your comment.

Risk Factors
In the event the smart contract does not work as anticipated . . . , page 10

2.	Please revise to clarify whether the Common Tokens and the Series Preferred Tokens will be governed by separate smart contracts. We note that the three risk factors preceding this one refer to smart contracts in the plural while your discussion on page 33 references utilizing a single smart contract. Please confirm which smart contract is being referenced in this section to the extent that the offering utilizes more than one.

We have amended the language in the risk factor to reflect the fact that there will be a smart contract for each class of Tokens.

3.	To the extent that it is known, please specify which remedies may not be available to tokenholders that would be available to traditional securities holders.

We have revised the disclosure to reflect that due to the nature of the Tokens in the offering, the remedies will be the identical to those available to traditional securities holders.

Plan of Distribution and Selling Shareholders
Plan of Distribution, page 14

4.	We note your response to comment 11. Notwithstanding your response, we note that Item 5 of Part I of your Form 1-A continues to state that you will offer securities in the state of Nebraska, which is inconsistent with your disclosure in the fourth paragraph on page 14, as previously indicated. Please revise or advise.

Item 5 of Part I of Form 1-A inadvertently unchecked the wrong state. We have unchecked the Nebraska box.

5.	We note your disclosures regarding the digital stock certificates StartEngine Secure will use on the Ethereum blockchain. Please indicate whether and, if so how, these digital stock certificates will differ from the tokens being used to represent the Common Stock and Series Token Preferred Stock.

Here and elsewhere, we have revised the language to clarify that the Tokens are effectively “digital stock certificates”.

Investors’ Tender of Funds, page 15

6.	We note your response to comment 12 that you have amended the disclosure to discuss AML and OFAC procedures. Please provide a detailed discussion of the due diligence process, including the steps that will be taken. In addition, please state whether the due diligence process will be the same for all investors regardless of whether they purchase stock or Tokens.

We have amended the disclosure to provide a detailed discussion of the due diligence process, including the steps that will be taken and have clarified that the due diligence process will be the same for all investors.

7.	We note your revised disclosure in response to comment 17 stating that the “company may wait until it has completed due diligence on several investments before submitting a disbursement request to the Escrow Agent.” We note also your disclosure that subscriptions could take an indefinite period of time to be processed because of the subscription and due diligence process. In light of your revised disclosure, please further revise to clarify if there is a maximum amount of time that investors should expect to wait to receive their securities. Please also add a discussion in risk factors addressing the fact that there is uncertainty as to the amount of time that it will take for investors to receive their securities.

We have further revised the disclosure in this section, and have additionally added a new risk factor entitled “There is uncertainty as to the amount of time it will take for us to deliver securities to investors in this offering.”

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Determination of Number of Shares or Tokens Issued for BTC or ETH, page 15

8.	We note your response to comment 14. Please specify which of the exchange rates posted on Bloomberg you will use for the calculation. To the extent that the exchange rate used is a composite rate, please include the components included in the calculation of the composite. Please revise your disclosure to explain how payments are calculated if subscriptions are not processed within two business days. Please also explain the process if you reject a subscription, since you state that you will return the funds in BTC or ETH. Please also explain how the two percent processing fee is calculated – i.e., whether it is two percent of the Bloomberg rate used for the calculation, two percent of the fiat amount collected after conversion of the BTC or ETH, two percent of the BTC or ETH, or some other amount. Please also include the calculation of the processing fee in the examples provided. Please specify which costs are borne by the company and which costs are not “practicable” and are borne by the investor.

The company has decided not to accept BTC or ETH, and we have revised the disclosure to reflect the company will only be accepting US dollars as tender.

Additional Perks, page 16

9.	We note your intent to offer a 10% incentive on participating Regulation Crowdfunding offerings on your funding portal to investors in your offering. The definition of funding portal prohibits (i) offering investment advice or recommendation and (ii) soliciting purchases, sales or offers to buy securities offered or displayed on a funding portal’s website, among other things. Please explain to us why your incentive perk does not violate these prohibitions. To the extent you believe you may rely on a safe harbor to offer this perk, please explain to us why you believe the offer fits within the limited activities that are deemed consistent with the statutory prohibitions on funding portals.

The company has determined that it will no longer offer the 10% incentive and the disclosure has been revised accordingly.

10.	Please provide us with additional information about the mechanics of the incentive perk. For example, please explain how you will determine which Regulation Crowdfunding issuers may “participate” in the incentive and whether there are any fees or other services exchanged in connection with an issuer’s participation. In addition, please provide us with your analysis of why you are not deemed to be a statutory underwriter for the bonus shares.

The company is no longer offering the incentive and we have revised the disclosure accordingly.

Regulation S, page 24

11.	We note your revised disclosure in response to comment 25. You disclose that securities sold pursuant to the Regulation S safe harbor may be subject to certain resale restrictions, including the imposition of certain “distribution compliance periods” during which such securities may not be resold or transferred to “U.S. persons.” Please further revise to describe in greater detail such “distribution compliance periods” and provide a definition of “U.S. persons.” Refer to Regulation S.

We have expanded the disclosure with respect to Regulation S accordingly.

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Securities Being Offered, page 33

12.	We note your response to comment 30 that you have filed the smart contract as Exhibit 3.2. Please revise your exhibit index to reflect the fact that this is a form. In addition, we note that your disclosure continues to suggest that the smart contract has not been developed yet. Therefore, we reissue comment 30 asking you to please confirm whether the smart contract is currently under development and note that since you are not eligible to conduct a delayed offering, all of the offering terms must be established and set forth in the offering statement prior to the time of qualification. Finally, your discussion of the terms of the smart contract largely describes what the smart contract does not do compared to other smart contracts. Please ensure, and include a representation stating, that all material terms of the smart contract have been disclosed in this section.

The smart contract for each class of Tokens has been developed and the code which will underly both classes of smart contract appears as an exhibit (the same code underlies both contracts; the identification of the class of securities will be inputted into one of the fields created by this code). We have revised our exhibit index and amended the disclosure to make the clear that the code for the contract has been developed. Further we have expanded the disclosure on the capabilities of the smart token and added the requested representation.

Terms of the Tokens under the Smart Contract, page 33

13.	We note your disclosure that you intend to request that your smart contract be assigned its own ERC number. Please revise to briefly explain the significance of doing so and the relevant approval process. If applicable, please disclose any material risks to your business resulting from any inability to do so.

We have revised the disclosure accordingly.

14.	We note your disclosure in the last paragraph of this section that there are no limitations on the transfer of Tokens, other than those that apply to all shares under applicable securities laws. We note, however, your disclosure in the third paragraph of this section that the smart contract has no transfer functionality and that only the transfer agent may transfer the shares. Please revise your disclosure in the last paragraph to make this limitation clear.

We have revised the disclosure to make this limitation clear.

Exhibits

15.	We note that you have filed the Form of Escrow Agreement as Exhibit 8 and the Form of Technology Services Agreement as Exhibit 6.7 in response to comments 18 and 33, respectively. Please file the executed versions of such agreements as exhibits or tell us why you are unable to do so.

We have filed executed copies of the Escrow Agreement and the Technology Services Agreement.

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General

16.	In order to provide investors with a better understanding of the offering process, please revise your offering statement to include the diagram provided in response to comment 36. Please refer generally to Items 14(d) and (c)(4) of Form 1-A.

We have added the diagram as requested, in the Plan of Distribution section.

Thank you again for the opportunity to respond to your questions to the Offering Statement of StartEngine Crowdfunding, Inc. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

CrowdCheck Law LLP (f/k/a KHLK LLP)

cc: Howard Marks

Chief Executive Officer
StartEngine Crowdfunding, Inc.
750 N San Vicente Blvd.

Suite 800 West

West Hollywood, CA 90069

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